KPMG Peat Marwick LLP
99 High Street
Boston, MA 02110-2371



November 19, 1998


Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for Copley Pharmaceutical, Inc. ("the Company") and, under the date of January 29, 1998, we reported on the consolidated financial statements of Copley Pharmaceutical, Inc. and subsidiaries as of and for the years ended December 31, 1997 and 1996. On
November 19, 1998 our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated November 19, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the decision to change accountants was approved by the Board of Directors and that the Company has apprised PricewaterhouseCoopers LLP of the status of its Year 2000 compliance program.

Very truly yours,


KPMG Peat Marwick LLP
Boston, Massachusetts